

August 9, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     First Trust Exchange-Traded Fund IV
         Issuer CIK:     0001517936
         Issuer File Number:    333-174332 / 811-22559
         Form Type:    8-A12B
         Filing Date:    August 9, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 30, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- FT Cboe Vest SMID Rising Dividend Achievers Target Income ETF (SDVD)
- FT Cboe Vest Technology Dividend Target Income ETF (TDVI)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications